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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"): Royal Bank of Canada

B.       This is (check one):

         [x]      An original filing for the Filer.

         [ ]      An amended filing for the Filer.

C.       Identify the filing in conjunction with which this form is being filed:

        Name of registrant:                                 Royal Bank of Canada

        Form type:                                          F-9

        File number (if known):                             333-109392

        Filed by:                                           Royal Bank of Canada

        Date filed (if filed concurrently, so indicate):    Filed concurrently


D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 200 Bay Street, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5, (416) 974-6234.

E. The Filer designates and appoints National Corporate Research, Ltd. (the "Agent"), located at 225 West 34th Street, Suite 910, New York, New York 10122-0032, (212) 947-7200 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) any investigation or administrative proceeding conducted by the Commission; and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction state or of the United States or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on October 2, 2003 or any purchases or sales of any

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                  security in connection therewith; (ii) the securities in
                  relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to Form F-9, the securities to which Form F-9 relates, and the transactions in such securities.


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         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, and Country of Canada this 2nd day of October, 2003.

Royal Bank of Canada
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Filer

                                    By:  /s/ Peter W. Currie
                                         ---------------------------------------
                                         Peter W. Currie
                                         Vice Chairman & Chief Financial Officer

         This statement has been signed by the following person in the capacity indicated on this 2nd day of October, 2003.

National Corporate Research, Ltd.
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As Agent for Service of Process for Royal Bank of Canada in the United States


                               By: /s/ Colleen A. DeVries
                                   ----------------------------------------
                                   Name:  Colleen A. DeVries
                                   Title: Vice President



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